Form C

Cover Page

DGN Pharmacy, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: NJ
Date of organization: 4/17/2009

Physical address of issuer:

20 Murray Hill Parkway
Suite 210
East Rutherford NJ 07073

Website of issuer:

https://www.personalrx.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

2/18/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

20

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,130,898.00	$1,096,646.00
Cash & Cash Equivalents:	$77.00	$5,397.00
Accounts Receivable:	$84,878.00	$193,251.00
Short-term Debt:	$10,038,409.00	$6,337,695.00
Long-term Debt:	$304,693.00	$1,167,223.00
Revenues/Sales:	$1,549,232.00	$1,649,839.00
Cost of Goods Sold:	$1,486,540.00	$1,539,554.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,803,932.00)	($2,530,933.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

DGN Pharmacy, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lawrence Margolis	CEO	PersonalRX	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Vaibhav Khullar	CTO - Chief Technology Officer	2018
Matilda Bruno	Vice President	2020
Matilda Bruno	Pharmacist In Charge	2020
Lawrence Margolis	President	2014
Lawrence Margolis	CEO	2014
Lawrence Margolis	Secretary	2014
Lawrence Margolis	Treasurer	2014
Keith Gallant	CMO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lawrence Margolis	17136000.0 Common Stock	69.55

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our ability to sell product is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We are an early-stage company and have not yet generated any profits. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We have incurred significant net operating losses to date. We plan to invest in the business to grow our revenue in order to become profitable; however, there is no assurance that we will become profitable, that we will generate sufficient revenues to ever be able to declare and pay dividends, or that we will ever declare and pay dividends on our stock.

Our business projections are only projections. There can be no assurance that the Company will meet our business growth goals and projections. There can be no assurance that the Company will be able to find sufficient demand for our services, that people choose or use them over competing services, or that we will able to grow the business, generate revenue and control costs in order for the Company to make a profit.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited. Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock you purchase cannot be resold for a period of at least one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission and approved by the Company, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed. The Company, is offering SAFEs in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. We have limited intellectual property rights which may be ineffective to prevent or discourage competitors from developing and offering products and services similar to ours. We do not have issued or pending patents. It is possible that competitors will be able to offer products and services similar to ours, despite our ownership or assertion of any intellectual property rights. We may be unable to prevent or stop a competitor or other third party from using our trademarks or other intellectual property without our consent. If we are not able to identify, prevent or stop the infringement of our intellectual property rights or misappropriation of our intellectual property, including our trade secrets, the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and other intellectual property are deemed unenforceable or infringed upon, the Company could suffer significant loss of value to its brand, reputation, business relationships and future prospects.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations.

As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our app, platform or computer systems could reduce the attractiveness of our services and result in a loss of investors and customers and partners interested in doing business with us. Further, we rely on a third-party technology provider to provide hosting, security and some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or the Company could harm our reputation and materially negatively impact our financial condition and business.

We are subject to data privacy and security laws, regulations and contractual obligations governing the transmission, security and privacy of health and other sensitive or proprietary information, which may impose restrictions on the manner in which we access, store, transmit, use and disclose such information and subject us to penalties if we are unable to fully comply with such laws or contractual provisions.

● As described below, we are required to comply with numerous federal and state laws and regulations governing the collection, use, disclosure, storage and transmission of individually identifiable health information that we may obtain or have access to in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change. These laws and regulations include the following.

• The Health Insurance Portability and Accountability Act, or HIPAA, and its implementing regulations. Actual failure to comply with HIPAA could result in fines and civil and criminal penalties, as well as contractual damages, which could harm our business, finances and reputation.

• The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the "Stimulus Bill", effective February 22, 2010, modified HIPAA by setting forth health information security breach notification requirements and increasing penalties for violations of HIPAA, among other things. Failure to comply with HIPAA as modified by the HITECH Act could result in fines and penalties, criminal sanctions and reputational damage that could harm our business.

• Numerous other federal and state laws may apply that restrict the use and disclosure and mandate the protection of the privacy and security of individually identifiable information, as well as employee personal information, and that require notifications and mitigation in the event of a breach. These include state medical information privacy laws, state social security number protection laws and federal and state consumer protection laws, among others. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

•Federal and state consumer protection laws are increasingly being applied by the UnitedStates Federal Trade Commission, or FTC, and states' attorneys general to regulate the collection, use, storage and disclosure of personal or individually identifiable information, through websites or otherwise, and to regulate the presentation of website content. The security measures that we and our third-party vendors and subcontractors have in place to ensure compliance with privacy and data protection laws and contractual commitments may not protect our facilities and systems from security breaches, acts of vandalism or theft, cyber incidents, misplaced or lost data, programming and human errors or other similar events. The occurrence of a cyber incident that affects either individually identifiable health information or other confidential or proprietary information with which we have been entrusted may result in liability and hurt our reputation. Additionally, as business associates under HIPAA, we may also be liable for privacy and security breaches of protected health information and certain similar failures of their subcontractors. Even though we contractually require subcontractors to safeguard protected health information as required by law, we still have limited control over the actions and practices of such subcontractors. An actual or perceived breach of privacy or security of individually identifiable health information held by us or by our subcontractors may result in an enforcement action, including criminal and civil liability, against us, as well as negative publicity. We are not able to predict the full extent of the impact such incidents may have on our business if such incidents occur. Any failure we may have in complying with HIPAA may result in criminal or civil liability. Enforcement actions against us could be costly and could interrupt regular operations, which may harm our business.

We historically have funded the business through debt financing, and as a result have significant outstanding debt obligations, in addition to trade payables and tax obligations, which could impair our ability to raise additional capital, restrict our use of cash from operations to grow the business, and increase the risk of loss of your investment.

We historically have funded development of our business through debt financing, and as of August 31, 2020, our total debt outstanding (including principal and accrued interest on borrowings, and excluding trade payables and tax obligations) was approximately $10.4 million. We have projected approximately 12% of the proceeds from the current offering, assuming the maximum amount is raised, is expected to be applied to repayment of debt, including interest expenses. The Company reserves the right to apply a higher or lower proportion of offering proceeds to repay Company debt. A portion of the Company's debt is secured by liens on the Company's assets. Portions of our debt are secured by personal guarantees by Lawrence Margolis, our founder and CEO, as well as by security interests on Mr. Margolis' own real property. The majority of our outstanding debt is comprised of an unsecured loan made to the Company in November 2017 by Health Tech Harbor, Inc. ("HTH") in the principal amount of $7,076,470 (the "HTH Loan"). Mr. Margolis, our founder and CEO, is the majority stockholder, sole director and president of HTH. Except for making the HTH Loan to the Company, HTH is not involved in the Company's business. The HTH Loan was made using a portion of funds borrowed by HTH from third party lenders unrelated to the Company ("HTH Lenders"), which were provided to fund Company operations in anticipation of a merger of the Company and a third party. The anticipated merger ultimately did not close and HTH's debt to the HTH Lenders remains outstanding. On July 29, 2020, certain of the HTH Lenders filed an involuntary petition against HTH under chapter 7 of the United States Bankruptcy Code. HTH subsequently filed a motion in the Bankruptcy Court to dismiss the case. To date, no action by HTH or the HTH Lenders against the Company has been filed or threatened. Both sides had agreed to mediation. The outstanding debt of the Company, including the HTH Loan, may hinder our ability to raise capital, invest in the business, preserve cash from operations and achieve profitability. Debt repayment obligations may restrict us from using revenue for investments in marketing, product development, business development, staffing, technology, operations and other business uses. If we are unable to raise sufficient capital and generate sufficient revenue, we may be unable to meet our debt service obligations, which may result in an event of default under one or more debt instruments or agreements. A default in repayment of our debt could result in increased legal expenses, litigation costs, acceleration of indebtedness, adverse judgments against the Company, seizure of Company assets and/or enforcement of personal guaranties or personal liens against our founder and CEO. Any such consequences could have a material adverse effect on the Company and its ability to continue operating. In a liquidation of the Company, debt holders generally would be paid from the proceeds of a sale of the Company's assets prior to any distribution of proceeds to stockholders. Failure to raise or generate cash sufficient to meet our debt obligations therefore may significantly impair the value of the Company and its stock, and could cause the shares purchased in the present offering to decrease in value or lose all value. Further, there can be no guarantee as to the impact on the Company of the bankruptcy of HTH, actions by the HTH Lenders, or the terms of repayment of the HTH Loan that may be agreed between the Company and HTH or its representatives. If HTH or the HTH Lenders sought to declare a default by the Company and/or accelerate the Company's repayment obligations with respect to the HTH Loan, the Company's liabilities could increase and the value of the Company's stock could decrease. If any debt obligations of the Company, including the HTH Loan, were capitalized and converted to equity, such debt and corresponding liabilities on our balance sheet would be reduced, but the stock issued in exchange for such debt would dilute the outstanding equity interests of the Company's stockholders, including the interests of purchasers of the stock issued in the current offering. The magnitude of such dilution cannot be predicted with any certainty

The pharmaceutical industry is undergoing significant change and the market for technology-enabled healthcare products and services is constantly changing, which makes it difficult to forecast demand for our technology-enabled products and services. If we are not successful in promoting the benefits offered by our products and services, our growth may be limited.

The pharmaceutical and healthcare industries in the United States are undergoing significant structural change and are rapidly evolving. We believe demand for the products and services we offer has been driven in large part by increasing consumer preference for e-commerce and personalized healthcare and pharmaceutical solutions over traditional "brick and mortar" retail experience. Widespread acceptance of home delivery in the pharmaceutical space is critical to our future growth and success. The market for technology-enabled pharmaceutical healthcare products and services is constantly changing and it is uncertain whether it will achieve and sustain high levels of demand and market adoption. Our future financial performance will depend in part on growth in these markets and on our ability to adapt to emerging demands of our clients. It is difficult to predict the future growth rate and size of our target market. Our success will depend to a substantial extent on the willingness of pharmaceutical patients to increase their use of the technology and services provided by us and our ability to demonstrate the value of the technology and services offered to the existing customers and potential future customers. If pharmaceutical patients do not recognize the benefits of the products and services offered by us, or if we are unable to drive positive health outcomes, then the market for the products and services offered by us might not develop at all, or it might develop more slowly than we expect.

We operate in a highly competitive industry and if we are unable to compete successfully ou revenue and profitability will be adversely affected.

The pharmaceutical market is highly competitive, and we anticipate that competition will increase in volume and intensity. We face competition from major e-commerce platforms and retailers like Amazon and Walmart, as well as the largest retail pharmacies such as CVS and Walgreen which have far longer operating histories and far greater resources than we do. Competitors could focus their substantial resources on developing a more attractive solution than ours. Volume-based pricing of pharmaceuticals also may benefit our competitors, who buy medications in quantities much higher than we do or expect to, and may buy medications in quantities much higher than we do or expect to, and may hinder our efforts to reduce our costs of good sold even as our business grows.

We are subject to data privacy and security laws, regulations and contractual obligations governing the transmission, security and privacy of health and other sensitive or proprietary information, which may impose restrictions on the manner in which we access, store, transmit, use and disclose such information and subject us to penalties if we are unable to fully comply with such laws or contractual provisions.

As described below, we are required to comply with numerous federal and state laws and regulations governing the collection, use, disclosure, storage and transmission of individually identifiable health information that we may obtain or have access to in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change. These laws and regulations include the following. - The Health Insurance Portability and Accountability Act, or HIPAA, and its implementing regulations. Actual failure to comply with HIPAA could result in fines and civil and criminal penalties, as well as contractual damages, which could harm our business, finances and reputation. The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the "Stimulus Bill", effective February 22, 2010, modified HIPAA by setting forth health information security breach notification requirements and increasing penalties for violations of HIPAA, among other things. Failure to comply with HIPAA as modified by the HITECH Act could result in fines and penalties, criminal sanctions and reputational damage that could harm our business. Numerous other federal and state laws may apply that restrict the use and disclosure and mandate the protection of the privacy and security of individually identifiable information, as well as employee personal information, and that require notifications and mitigation in the event of a breach. These include state medical information privacy laws, state social security number protection laws and federal and state consumer protection laws, among others. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Federal and state consumer protection laws are increasingly being applied by the United States Federal Trade Commission, or FTC, and states' attorneys general to regulate the collection, use, storage and disclosure of personal or individually identifiable information, through websites or otherwise, and to regulate the presentation of website content. The security measures that we and our third-party vendors and subcontractors have in place to ensure compliance with privacy and data protection laws and contractual commitments may not protect our facilities and systems from security breaches, acts of vandalism or theft, cyber incidents, misplaced or lost data, programming and human errors or other similar events. The occurrence of a cyber incident that affects either individually identifiable health information or other confidential or proprietary information with which we have been entrusted may result in liability and hurt our reputation. Additionally, as business associates under HIPAA, we may also be liable for privacy and security breaches of protected health information and certain similar failures of their subcontractors. Even though we contractually require subcontractors to safeguard protected health information as required by law, we still have limited control over the actions and practices of such subcontractors. An actual or perceived breach of privacy or security of individually identifiable health information held by us or by our subcontractors may result in an enforcement action, including criminal and civil liability, against us, as well as negative publicity. We are not able to predict the full extent of the impact such incidents may have on our business if such incidents occur. Any failure we may have in complying with HIPAA may result in criminal or civil liability. Enforcement actions against us could be costly and could interrupt regular operations, which may harm our business.

We operate in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Sustaining compliance with state and federal statutes and regulation may prove costly. Further, if we fail to comply with these requirements, we could incur significant penalties and other costs and loss of business.

Failure to comply with various other regulations and laws applicable to our business could cause us to suffer reputational damage as well as the costs of penalties, legal fees, and other costs. Such additional regulations and laws may include the following, among others:

- The federal Anti-Kickback Statute (the "AKS") which prohibits individuals andentities from knowingly and willfully paying, offering, receiving or soliciting anything of value in order to induce the referral of patients or in return for purchasing, leasing, ordering, arranging for, or recommending services or goods covered in whole or in part by Medicare, Medicaid, or other government healthcare programs.

- The federal physician self-referral law, often referred to as the Stark Law, which prohibits, with limited exceptions, physicians from referring Medicare or Medicaid patients to an entity for the provision of specified Designated Health Services, or DHS, among them outpatient prescription drugs, if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity.

- Various state licensure, registration and certification laws applicable to pharmacies, pharmacists, pharmacy technicians and other pharmacy personnel. If we are unable to maintain our licenses or if states place burdensome restrictions or limitations on licensing of out-of-state pharmacies, this could limit or affect our ability to operate in some states. Additionally, if we or any of our personnel violate conditions of their pharmacy or pharmacist licensure, we could face penalties and lose valuable personnel. - Federal and state laws and policies that require pharmacies to maintain, enroll and participate in federal healthcare programs or to report specified changes in their operations to the agencies that administer these programs. If we do not comply with these laws, we may not be able to participate in some federal healthcare programs, which could compromise their ability to sell their solutions.

- A number of federal and state laws and registration requirements applicable to dispensing controlled substances. If we are unable to maintain their registrations, this could limit or affect their ability to dispense controlled substances, as applicable, and other violations of these laws could subject us to criminal or other sanctions.

- Federal and state laws and policies that require pharmacies to maintain, enroll and participate in federal healthcare programs or to report specified changes in their operations to the agencies that administer these programs. If we do not comply with these laws, we may not be able to participate in some federal healthcare programs, which could compromise their ability to sell their solutions.

- A number of FDA regulations applicable to our business, including those related to pharmaceutical and medical device promotional practices and the pre-market and post-market approval requirements for medical devices.

To date, we have derived substantially all of our product revenue from sales of prescription medications, and revenue from such sales is dependent upon factors outside of our control.

To date, substantially all of our product revenue has been derived from sales of prescription medications, and we expect to continue to derive the substantial majority of our product revenue from sales of prescription medications for the foreseeable future. Revenue from prescription medication fulfillment is dependent upon a number of factors, many of which are outside of our control, such as growth or contraction in patient populations at our clients, the number and mix of medications each patient is prescribed, and reimbursement and regulatory factors. Any change in these factors could harm our financial results.

Adverse drug events attributed to adherence packaging and home delivery could give rise to claims against us and could damage our reputation.

Our services include adherence packaging and home delivery of patient medications. In the event that our adherence packaging or delivery services are alleged to contribute to an adverse drug event or "ADE," patients could assert liability claims against us. Such instances could also generate significant negative publicity that could harm our reputation, increase our costs and materially adversely affect our results of operation

Significant and increasing pressure from third-party payers to limit reimbursements and the impact of high cost drugs could materially adversely impact our profitability, results of operations and financial condition.

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit managers ("PBMs"), government programs (such as Medicare, Medicaid and other federal and state funded programs) and other third-party payers to limit pharmacy reimbursements may adversely impact our profitability. While manufacturers have increased the price of drugs, payers have generally decreased reimbursement rates as a percentage of drug cost. We expect pricing pressures from third-party payers to continue given the high and increasing costs of specialty, brand-name and generic drugs. Given the significant competition in the industry, we have limited bargaining power to counter payer demands for reduced reimbursement rates. If a significant number of patients cannot afford to cover the portions of drug costs not covered by payers as a result of limited reimbursements, and we are unable to find other sources of funding for such patients, those patients may not fill their prescriptions and our revenues and business could be adversely affected. In response to rising drug prices, payers may also demand that we provide additional services, enhanced service levels and other cost savings to help mitigate the increase in drug costs. Additional services with minimal or no service fees would adversely impact our profitability and data-management technology and software make it challenging for us to prove specific cost savings to payers. Our inability or failure to demonstrate cost efficiencies could adversely impact a payer's willingness to engage us, exclusively or at all, as a pharmacy in the face of rising drug costs.

We may be subject to periodic audit compliance performed by pharmacy benefit managers and third-party payers.

We derive a substantial portion of revenue through participation in provider networks pursuant to contracts with PBMs and third-party payers who periodically audit for compliance with the terms of their contracts, provider manuals, and applicable laws and regulations. Non-compliance with any such contracts, provider manuals, or laws and regulations can result in the clawback of payment and may jeopardize continued participation in provider networks.

Changes in reimbursement rates from Medicare and Medicaid for the services we provide may cause our revenue and profitability to decline.

Reimbursement from government programs are subject to statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, retroactive payment adjustments, governmental funding restrictions, changes to existing legislation, and the enactment of new legislation, all of which may materially affect the amount and timing of reimbursement payments to us. Changes to the way Medicare and Medicaid pay for our services may reduce our revenue and profitability on services provided to Medicare and Medicaid patients and increase our working capital requirements. Since its inception in 2006, Medicare Part D has resulted in increased utilization and decreased pharmacy gross margin rates as higher margin business, such as cash and state Medicaid customers, migrated to Medicare Part D coverage. Further, as a result of the Affordable Care Act and changes to Medicare Part D, such as the elimination in 2013 of the tax deductibility of the retiree drug subsidy payment received by sponsors of retiree drug plans, certain of our PBMs could decide to discontinue providing prescription drug benefits to their Medicare-eligible members. To the extent this occurs, the adverse effects of increasing customer migration into Medicare Part D may outweigh the benefits we realize from the growth of Medicare Part D.

We have limited contractual protections with pharmaceutical suppliers and wholesalers that supply us with most of the pharmaceuticals that we distribute.

We dispense pharmaceuticals that are supplied to us by several suppliers and wholesalers. Our contracts with pharmaceutical suppliers and wholesalers often provide us with, among other things:

- discounts on drugs we purchase to be dispensed to our clients;

- rebates and service fees; and

- access patient required pharmaceuticals.

Our revenues, profitability and cash flows may be negatively impacted if safety risks of a drug are publicized or if a drug is withdrawn from the market due to manufacturing or other issues.

Physicians may significantly reduce the numbers of prescriptions for a drug with safety concerns or manufacturing issues. Additionally, negative press regarding a drug with a higher safety risk profile may result in reduced global consumer demand for such drug. Decreased utilization and demand of a drug we distribute could materially and adversely impact our volumes, net revenues, profitability and cash flows

Consolidation in the healthcare industry could materially adversely affect our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with significant market power and we expect this trend to continue. As provider networks and managed care organizations consolidate, thereby decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants and growing the strength of our brand will become greater. In addition, industry participants may try to use their increased market power to negotiate price reductions for our products and services. If our reimbursements are reduced as a result of either an imbalance of market power or decreased demand for our products, revenue would be reduced and we could become significantly less profitable.

We rely heavily on a single shipping provider, and our business could be harmed if our shipping rates increase, our provider is unavailable or our provider performs poorly and we are unable to successfully replace our shipping provider.

A substantial majority of the prescriptions we dispense are shipped through UPS. We depend heavily on these shipping services for efficient and cost-effective delivery of our products. The risks associated with our dependence on UPS include: - any significant increase in shipping rates, including rate increases resulting from higher fuel prices;

- strikes or other service interruptions by UPS or by another carrier that could affect UPS;

- spoilage of high cost drugs during shipment, since our drugs sometimes require special handling, such as refrigeration; and

- increased delivery errors by UPS, resulting in lost or stolen product. In the event any of the foregoing occurs and we are unable to transition efficiently and effectively to a new provider, we could incur increased costs or experience a material disruption in our operations.

Gavin Scotti, Sr. and Gavin Scotti Jr. v. Lawrence Margolis and DGN Pharmacy, Inc. Westchester County Court Index No. 63028/2020. This lawsuit involves alleged counterclaims against the Company for breach of contract asserted by the Scotti parties in response to a lawsuit for $600,000 previously filed by Mr. Margolis as a Plaintiff in the New Jersey Bergen Court under docket BER-L-3171-20. We believe the New York matter is barred by the judicial stay imposed by the New Jersey court and otherwise barred by the entire controversy doctrine. No counterclaims have been asserted in the New Jersey action.

Smilgiewicz v. DGN Pharmacy, Inc. (Docket No. BER_L-4639-20). This matter involves a dispute over a Consulting Agreement in which plaintiff alleges PersonalRX is responsible for fees totaling $104,048.41. No complaint has been served at this time and the Company disputes the asserted claim.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Vaibhav Khullar is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital

and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 7.5% will be used for fundraising fees at WeFunder. 92.5% will be used for marketing and general overhead.

If we raise: **$1,070,000**

Use of Proceeds: We expect 30% of the proceeds of the offering to be used for marketing our services, including to new patients through various marketing channels including Direct To Consumer Campaigns (DTC); 38% is expected to be used for operating expenses including, without limitation, customer support costs, rent, utilities, technology, and other operational costs; 12.5% is expected to be used for purchases of inventory; 12% is expected to be used for interest expense and short-term debt repayment; and 7.5% for Wefunder campaign costs. Actual allocations of proceeds may vary from these estimates in the Company's discretion

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**,
Investors will receive a number of Preferred Stock calculated using the method that results in the greater number of Preferred Stock:

1. the total value of the Investor's investment, divided by
     1. the price of Preferred Stock issued to new Investors multiplied by
     2. the discount rate (90%), or
2. if the valuation for the company is more than $30,000,000 (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
     1. the Valuation Cap divided by
     2. the total amount of the Company's capitalization at that time.
3. for investors up to the first $100,000.00 of the securities, investors will receive a valuation cap of $24,000,000 and a discount rate of 80.0%.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving Preferred Stock, Investors will receive proceeds equal to the greater of

1. the Purchase Amount (the "Cash-Out Amount") or

2. the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the

exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Investment Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either

a. the Investor or
b. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	30,000,000	17,136,000	Yes ▾

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	5,364,000
Options:	7,500,000

Describe any other rights:

The company has not yet authorized preferred stock, which investors will receive if the SAFE converts to equity. Preferred stock has liquidation preferences over common stock and is expected to have voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Live Oak Bank - SBA Loan
Issue date	02/28/15
Amount	$1,000,000.00
Outstanding principal plus interest	$556,048.00 as of 09/23/20
Interest rate	7.0% per annum
Maturity date	04/08/25
Current with payments	Yes

Note payable to Live Oak Bank in the amount of $1,000,000. The note is a SBA guaranteed 7(a) term loan and matures on April 8, 2025. Interest is calculated at a rate of Wall Street Journal Prime Rate + 2.00%, adjusted quarterly, and accrues on a 365 day basis. The loan is secured by a 1st priority secured interest in all personal property, a lien on equipment purchased with the loan; and a 2nd priority secured interest in shareholder's residential real estate. The outstanding balance as of today September 24, 2020 is in the amount of $556,048.99

Loan

Lender	Lawrence Margolis
Issue date	10/30/15
Amount	$750,000.00
Outstanding principal plus interest	$199,764.00 as of 09/29/20
Interest rate	4.0% per annum
Maturity date	04/01/23
Current with payments	Yes

Since acquiring the company in 2014, the company has received advances/loans from its majority stockholder and CEO, Lawrence Margolis. On October 29, 2014, a promissory note was entered into by both parties for the advances in the aggregate amount of $750,000. The note carries a 4% interest rate and was to mature on January 1, 2019. The principal and interest are due on demand. As of December 31, 2019, and December 31, 2018, the balance due the stockholder was $207,686 and $387,341.

Loan

Lender	Kajam Realty LLC
Issue date	10/06/16
Amount	$750,000.00
Outstanding principal plus interest	$757,500.00 as of 09/29/20
Interest rate	12.0% per annum
Maturity date	10/07/17
Reason for late payments	While in default, the loan continues to accrue interest which the Company pays monthly, and Kjam continues to accept without invoking any default action.

Note payable to Kjam Realty. The note matured on October 7, 2017. Interest is calculated at a rate of 12.00% and is due monthly. A balloon payment was due on the maturity date. The loan is secured by shareholder personal guarantee and by a mortgage on personal real estate of the shareholder. While in default, the loan continues to accrue interest which the Company pays monthly, and Kjam continues to accept without invoking any default action. The outstanding balance as of today September 24, 2020 is in the amount of $750,000.

Loan

Lender	Americorp Financial - Equipment
Issue date	03/16/17
Amount	$309,977.00
Outstanding principal plus interest	$146,161.00 as of 09/29/20
Interest rate	9.775% per annum
Maturity date	12/28/22
Current with payments	Yes

The company has an equipment loan payable to Americorp in the amount of $146,161. The note has a five year term that matures on December 28, 2022. Interest is calculated at a rate of 9.755%, with monthly repayment of $ 3,158. The loan is secured by the equipment purchased. The outstanding balance as of today September 24, 2020 is in the amount of $69,064.48.

The company has a second equipment loan payable to Americorp in the amount of $168,613. The note has a five year term that matures on April 1, 2022. Interest is calculated at a rate of 9.755%, with monthly payments of $3,330 plus sales tax. The loan is secured by new packaging equipment and robots purchased for expanded revenue. The outstanding balance as of today September 24, 2020 is in the amount of $86,374.72.

Loan

Lender	Health Tech Harbor, Inc.
Issue date	11/01/17
Amount	$7,654,000.00
Outstanding principal plus interest	$7,076,470.32 as of 09/29/20
Interest rate	6.0% per annum
Maturity date	07/16/23

Current with payments   Yes

The majority stockholder of the Company, Lawrence Margolis also has a majority ownership interest in Health Tech Harbor, Inc. ("HTH"). In November 2017, HTH made loans to the Company under a promissory note with interest at 5% per annum, and principal plus accrued interest due on demand. As of December 31, 2019, and December 31, 2018, the balance due the related party was $ 7,076,470 and $3,448,227. On July 17, 2020, the company signed the Loan Restructuring Agreement, where both parties have agreed to restructure the payment terms of Notes, so DGN Notes will be paid and satisfied over 36 months as follow:
• From 1st until 6th month: no payment. Interest shall accrue at the rate of 5% annually
• From 7th to 18th month: Payment of interest-only installments
• From 19th-35th month: Payment of 5% interest only installment plus principal installment of $30,000 per month
in 36th month: All accrued unpaid interest, together with the principal, shall be due and payable on the third anniversary date hereof.
The outstanding balance as of today September 30, 2020 is in the amount of $7,076,470.31

Loan

Lender	Health Tech Harbor, Inc.
Issue date	03/24/20
Amount	$1,101,373.00
Outstanding principal plus interest	$1,101,373.69 as of 09/29/20
Interest rate	5.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Between January 1, 2020 and June 30, 2020 additional money due to related party Health Tech Harbor $1,101,373.69. On July 17, 2020, the company signed the Loan Restructuring Agreement, where both parties have agreed to restructure the payment terms of Notes, so DGN Notes will be paid and satisfied over 36 months as follow:

• From 1st until 6th month: no payment. Interest shall accrue at the rate of 5% annually
• From 7th to 18th month: Payment of interest-only installments
• From 19th-35th month: Payment of 5% interest only installment plus principal installment of $30,000 per month
in 36th month: All accrued unpaid interest, together with the principal, shall be due and payable on the third anniversary date hereof.

Loan

Lender	Kajam Realty LLC
Issue date	05/27/20
Amount	$35,000.00
Outstanding principal plus interest	$35,000.00 as of 09/29/20
Interest rate	6.0% per annum
Maturity date	05/27/21
Current with payments	Yes

On May 28th, 2020 Kjam Realty lent an additional $35,000.

Loan

Lender	Live Oak Bank PPP Loan
Issue date	05/31/20
Amount	$209,900.00
Outstanding principal plus interest	$209,900.00 as of 09/29/20
Interest rate	1.0% per annum
Maturity date	06/30/21
Current with payments	Yes

On June 1, 2020 the company entered into a Paycheck Protection Program (PPP) Loan with Live Oak Bank in the amount of $209,900. The loan bears interest of 1% per annum, maturity date is April 8, 2022.

Loan

Lender	Gregg Kattine
Issue date	06/10/20
Amount	$400,000.00
Outstanding principal plus interest	$406,000.00 as of 09/29/20
Interest rate	6.0% per annum
Maturity date	11/15/21
Current with payments	Yes

On June 11, 2020 Gregg Kattine loaned the Company $100,000 and subsequent loans consisting of $100,000 on June 24, 2020, $50,000 on July 23, 2020, $50,000 on August 20, 2020, $50,000 on September 3, 2020, and $30,000 on September 17, 2020 and $20,000 on 9/28/2020 for an aggregate amount of $400,000.

Loan

Lender	CFFG Merchant Solutions
Issue date	06/10/20
Amount	$106,500.00
Outstanding principal plus interest	$26,070.00 as of 09/29/20
Interest rate	0.0% per annum
Maturity date	11/25/20
Current with payments	Yes

On June 10, 2020, the company entered into the Future Receivables Sale and Purchase agreement with CFG Merchant Solutions, LLC a buyer regarding sale of future receipts. Amount sold is $106,500 and purchase price is $75,000

Loan

Lender	Simply Equities
Issue date	07/07/20
Amount	$80,245.00
Outstanding principal plus interest	$30,348.00 as of 09/29/20
Interest rate	0.0% per annum
Maturity date	11/20/20
Current with payments	Yes

Simply Equities purchased certain 3rd party accounts receivables. Interest was included as a discount to the proceeds received by the company.

Loan

Lender	Mantis Funding
Issue date	07/30/20
Amount	$108,750.00
Outstanding principal plus interest	$62,907.00 as of 09/29/20
Interest rate	0.0% per annum
Maturity date	12/15/20
Current with payments	Yes

Mantis Funding purchased certain 3rd party accounts receivables. Interest was included as a discount to the proceeds received by the company.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Lawrence Margolis
Amount Invested	$750,000.00
Transaction type	Loan
Issue date	10/30/15
Outstanding principal plus interest	$199,764.00 as of 09/29/20
Interest rate	4.0% per annum
Maturity date	04/01/23
Current with payments	Yes
Relationship	Majority Shareholder

Name	Health Tech Harbor, Inc.
Amount Invested	$7,654,000.00
Transaction type	Loan
Issue date	11/01/17
Outstanding principal plus interest	$7,076,470.32 as of 09/29/20
Interest rate	6.0% per annum
Maturity date	07/16/23
Current with payments	Yes
Relationship	Mr. Margolis owns 56% of health Tech Harbor, Inc.

Name	Health Tech Harbor, Inc.
Amount Invested	$1,101,373.00
Transaction type	Loan
Issue date	03/24/20
Outstanding principal plus interest	$1,101,373.69 as of 09/29/20
Interest rate	5.0% per annum

Maturity date	01/01/23
Current with payments	Yes
Relationship	Lawrence Margolis holds 56% of Health Tech Harbor Inc. stock

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

PersonalRX makes it easy to take the right medication at the right time.

We dispense medications in adherence packaging, delivered to the home – with no added costs.

Our pharmacy model puts the patient at the center of care. The focus is on enhanced safety, convenience and better health outcomes.
In the next five years, our goal is 300MM+ in annual revenue, with operations in 3 strategic locations to provide delivery and cost saving efficiencies. These projections are not guaranteed.

Milestones

DGN Pharmacy, Inc. was incorporated in the State of New Jersey in April 2009.

Since then, we have:

- We've shipped 10 million Square Packs! (medication dose packs).

- The $312 billion retail pharmacy market is changing. PersonalRX addresses a deadly problem.

- Our market consists of the 41 million Americans who take 5 or more medications.

- Our proprietary RX2 Mobile app and Patient Relationship Management (PRM) systems are outstanding.

- We are licensed and delivering in 37 states.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,549,232 compared to the year ended December 31, 2018, when the Company had revenues of $1,649,839. Our gross margin was 4.05% in fiscal year 2019, compared to 6.68% in 2018. The decrease in revenues from 2018 to 2019 was mainly because the Company's model shifted from serving "seasonal patients" to exclusively serving year round patients. The shift in the company's model also took time to implement, from late 2017 through 2019, contributing to lower sales in 2018 and 2019.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,130,898, including $77 in cash. As of December 31, 2018, the Company had $1,096,646 in total assets, including $5,397 in cash.

- *Net Loss.* The Company has had net losses of $2,803,932 and net losses of $2,530,933 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $10,343,102 for the fiscal year ended December 31, 2019 and $7,504,018 for the fiscal year ended December 31, 2018.

December 31, 2019 and $7,504,918 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $11,404,373 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

DGN Pharmacy, Inc. cash in hand is $31,094.37, as of September 2020. Over the last three months, revenues have averaged $170,000/month, cost of goods sold has averaged $150,000/month, and operational expenses have averaged $210,000/month, for an average burn rate of $190,000 per month. Our intent is to be profitable in 13 months.

The company has entered into agreements for additional loans for operations in 2020. From a material perspective, besides an increase in loans to cover the operational burn, we have not had material changes to our revenues or expenses in 2020.

Based on the amounts due (not the entire amount of the loans) we have about 116K due on outstanding debt through 12/31/2020.

We expect (although cannot guarantee) revenues to climb over the next 3-6 months to 11MM on an annualized basis. We expect our core expenses will remain consistent and payroll/staff will grow consistent with the increase in revenues.

We expect (although cannot guarantee) to launch a REG A Tier II offering in January 2021. We are negotiating a term sheet for receivable financing which would extend the runway for this initial Reg CF campaign. We may also tap into other investor resources in the form of loans.

We think we can reach profitability in 13 months because of our relationships with channel partners, which we believe will increase our patient count. In turn, this will increase our revenue. In addition, increased revenue allows us to reduce our cost of goods (buy better) and thus expand our margins. We'll also reach economies of scale, as much of our overhead is in place. For example, rent, technology and senior management are not replicated as we grow.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://personalrx.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

>   Early Bird SAFE (Simple Agreement for Future Equity)
>   SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

>   Financials 1

Appendix D: Director & Officer Work History

>   Keith Gallant
>   Lawrence Margolis
>   Matilda Bruno
>   Vaibhav Khullar

Appendix E: Supporting Documents

>   *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

>   Early Bird SAFE (Simple Agreement for Future Equity)
>   SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

>   Financials 1

Appendix D: Director & Officer Work History

>   Keith Gallant
>   Lawrence Margolis
>   Matilda Bruno
>   Vaibhav Khullar

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DGN Pharmacy, Inc.

By

Lawrence Margolis

Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lawrence Margolis
Founder/CEO
10/27/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT FORM C TO SEC

I MADE A MISTAKE, LET ME EDIT FORM C



About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

Fundraising Playbook

Say Hello

✉ hello@wefunder.com

🐦 Twitter

f Facebook

📷 Instagram

📍 San Francisco